

Report of Independent Accountants

To the Board of Directors and Stockholder of
AllianceBernstein Investments, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by AllianceBernstein Investments, Inc. and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of AllianceBernstein Investments, Inc. for the year ended December 31, 2018, solely to assist the specified parties in evaluating AllianceBernstein Investments, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for AllianceBernstein Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures performed and results thereof are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7 with the respective cash disbursement records entries, as follows:
    a. Compared the payment of $898 on page 1, item 2B of Form SIPC-7 with the respective cash disbursement records, check number 00327307 dated July 24, 2018, obtained from the Accounts Payable Department, noting no differences.

    Compared the payment of $1,159 on page 1, item 2G of Form SIPC-7 to Accounts Payable VIP Number 19-489816 dated February 26, 2019, obtained from the Accounts Payable Department, noting no differences.

2. Compared the Total Revenues and Reimbursements from AB amounts reported on page 4 of the audited Form X-17A-5 for the year ended December 31, 2018 to the Total revenue amount of $196,575,169 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2018, noting no differences.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared deductions of $195,203,705 on SIPC-7 line 2c(1) "Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products" to the schedule titled "ABI SIPC Fee Calculation" provided by Derek Harper, Assistant VP Broker-Dealer Accounting, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:



a. Recalculated the mathematical accuracy of the amount in the line titled "Total deductions" on page 2, of $195,203,705, of the Form SIPC-7 by adding the deductions included on page 2 in lines 2c(1) to 2c(9), of the Form SIPC-7, noting no differences.

b. Recalculated the mathematical accuracy of the amount in the line titled "SIPC Net Operating Revenues" on page 2, line 2d of $1,371,464, of the Form SIPC-7 by subtracting the line titled "Total deductions" on page 2, of $195,203,705, from line 2a "Total Revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)" of the Form SIPC-7, noting no differences.

c. Recalculated the mathematical accuracy of the amount in the line titled "General Assessment @ .0015" on page 2, line 2e of $2,057, of the Form SIPC-7 by multiplying line 2d "SIPC Net Operating Revenues" of the Form SIPC-7 by .0015, noting no differences.

d. Compared the amount in the line titled "General Assessment" on page 1, line 2A of $2,057, of the Form SIPC-7 to page 2, line 2e "General Assessment @ .0015" of the Form SIPC-7, noting no differences.

e. Recalculated the amount in the line titled "Total assessment balance and interest due (or overpayment carried forward) on page 1, line 2F of $1,159, of the Form SIPC-7 noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Board of Directors and Stockholder of AllianceBernstein Investments, Inc. and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

New York, New York
February 28, 2019